Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

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21 March 2012

# Mission NewEnergy Limited Announces Receipt of De-listing Determination Letter from NASDAQ

**Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT)** today announced the receipt of a delisting determination letter from the Nasdaq Stock Market ("Nasdaq") on March 20, 2012. This letter formally notifies Mission that its shares will be de-listed from the NASDAQ exchange on March 29, 2012, unless Mission appeals the decision, for failure to comply with the NASDAQ Global Market's $50 million minimum Market Value of Listed Securities ("MLVS") requirement. Mission initially announced its non-compliance with the MLVS requirement on September 21, 2011.

As at March 20, 2012, Mission's MLVS was approximately $5.8 million. Mission intends to appeal the decision and request a panel hearing to discuss the company's plans to regain compliance with the NASDAQ Listing Rule, which would require sustainably raising the MLVS of Mission to over $50 million.

There can be no assurances that the panel will grant the company's request. If the panel does not grant the company's request and its stock is de-listed from the exchange the company securities may not be quoted on the over the counter market. Instead, Mission will maintain only its Australian Securities Exchange listing, where the company trades under the symbol MBT. The delisting of Mission's stock from the NASDAQ Global Market may result in substantially less liquid securities.

- Announcement Ends -

## About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America,

Mission NewEnergy is a biodiesel producer and a Jatropha plantation company and is moving downstream into palm oil processing.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

**Company Contact:**
James Garton
Phone: + 1 (210) 841-5741
james@missionnewenergy.com